Exhibit 99.1

Shareholders approve renaming to VEON

Amsterdam (30 March 2017) - VEON announced it has secured shareholder approval to change its name from VimpelCom Ltd. to VEON Ltd. and to amend and restate the company’s bye-laws, as a result of the Special General Meeting of Shareholders, which was held in Amsterdam today. From March 31, 2017, the company’s American Depositary Shares will trade on the NASDAQ Global Select Market under the symbol “VEON.”

The company’s intention to change its name to VEON, subject to shareholder approval, was announced at Mobile World Congress on 27 February 2017 as part of the company’s repositioning from a mobile telecom operator to a global tech player. VEON intends to continue to build on its local brands’ strong awareness and focus on maintaining its strong market positions. VEON is the new name of the company and a new personal internet platform that integrates powerful data analytics and artificial intelligence, with a fresh take on messaging capabilities, enabling users and communities to connect by voice, text, picture and video through a beautifully designed interface.

In addition to effecting the renaming, the amendments to the company’s bye-laws will improve the efficiency of decision-making at VEON, whilst continuing to ensure there is a proper level of Supervisory Board oversight.

About VEON

VEON, a NASDAQ-listed global provider of communications services, formerly known as VimpelCom, aspires to lead the personal internet revolution for more than 235 million customers it serves today, and many others in the years to come.

Follow us on Twitter @veondigital or visit our website @http://www.veon.com.

Disclaimer

This press release contains “forward-looking statements”, as the phrase is defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities’ Exchange Act of 1934, as amended. These forward-looking statements may be identified by words such as “aspire,” “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible” and other similar terms and phrases, including references to assumptions and forecasts of future results. Similarly, statements herein that describe the Company’s plans, intentions or goals also are forward-looking statements. The forward-looking statements included in this press release are based on management’s best assessment of the Company’s reasonable assumptions of its business objectives, plans, intentions or goals. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Under no circumstances should the inclusion of such forward-looking statements in this press release be regarded as a representation or warranty by us or any other person with respect to the achievement of results set out in such statements or that the underlying assumptions used will in fact be the case. Therefore, you are cautioned not to place undue reliance on these forward-looking statements. The forward-looking statements speak only as of the date of this press release hereof. We cannot assure you that any projected results or events will be achieved. Except to the extent required by law, we disclaim any obligation to update or revise any of these forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made, or to reflect the occurrence of unanticipated events.

Contact Information

Investor Relations Bart Morselt ir@veon.com Tel: +31 20 79 77 200 (Amsterdam)	Media and Public Relations Ben Novick bnovick@milltownpartners.com Tel: +44 207 487 25 83 Frank Jansen frank.jansen@citigateff.nl Tel: +31 20 575 40 85